UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2005

Commission File Number 333-78481

Creo Inc.
(Translation of registrant’s name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — [ ]

creo

Report to Shareholders

2005 First Quarter

December 31, 2004

FINANCIAL SUMMARY

	Three months ended December 31
(in thousands of U.S. dollars, except share amounts and ratios)	2004	2003
	(unaudited)	(unaudited)
Operations
Total revenue	$174,564	$155,288
Gross profit	70,947	66,819
Gross margin	40.6%	43.0%
Total operating expenses	63,625	62,353
Earnings before tax and other items	7,322	4,466
Net earnings	5,897	12,314
Earnings per share - basic	0.11	0.25
Earnings per share - diluted	0.10	0.24
Weighted shares outstanding - basic	55,996,491	49,952,469
Weighted shares outstanding - diluted	57,905,830	51,318,514

	December 31 2004	September 30 2004
	(unaudited)	(unaudited)
Financial Position
Cash and cash equivalents	$86,461	$82,565
Working capital	206,476	187,742
Total assets	628,060	579,985
Shareholders' equity	398,802	369,621

2005 FISCAL FIRST QUARTER HIGHLIGHTS

•	Creo reports highest quarterly revenue in the company’s history. Earnings before taxes and other items increased by 64.0% and revenue grew by 12.4% compared to the prior year’s quarter

•	At the Graph Expo trade show in Chicago, IL, Creo demonstrates a formidable array of new workflow products, including Prinergy®3.0 and Synapse®Director. Creo introduces to the North American market, the Magnus VLF, the most productive VLF computer-to-plate device available today suitable for commercial and packaging printers.

•	Creo announces cost-saving and restructuring program targeting $24 million annualized savings by the third quarter of 2005.

•	Creo ships our 1000th Trendsetter® very-large-format (VLF) computer-to-plate (CTP) device. Introduced by Creo in 1996, the Trendsetter VLF continues to be the industry’s favorite very-large-format model, with over 60% market share worldwide.

•	Subsequent to the quarter end, Creo entered into an arrangement agreement to be acquired by Eastman Kodak Company. The acquisition is to be completed by way of a statutory plan of arrangement under which Kodak will acquire all of the issued and outstanding common shares of Creo at a cash price of $16.50 per share or approximately $980 million. Creo shareholders will be entitled to consider and vote upon the proposed transaction at the rescheduled annual and special meeting of shareholders to be held on March 29, 2005.

Table of Contents

MANAGEMENT DISCUSSION AND ANALYSIS
For the three months ended December 31, 2004

1 overview

3 results from operations

9 liquidity and capital resources

12 consolidated balance sheets

13 consolidated statements of operations and deficit

14 consolidated statements of cash flows

15 notes to the consolidated financial statements

20 corporate information

OVERVIEW

All dollar amounts referred to in this report are United States (“U.S.”) dollars, unless otherwise specified.

The management discussion and analysis (“MD&A”) of Creo Inc. for the first quarter of 2005 focuses on our financial results from the sale of our products, services and consumables in the following economic segments: the Americas; Europe, the Middle East and Africa (“EMEA”); Asia-Pacific, including Japan; and OEM and Other. Based in Vancouver, Canada, Creo has sales, distribution, and regional support centers in the U.S., Belgium, Hong Kong, and Japan as well as manufacturing and product development facilities in Canada, the U.S., Israel, and South Africa.

The bulk of our revenue comes from the sale and support of complete computer-to-plate (“CTP”) systems for the production of printing plates, including output devices, workflow software, consumables, peripherals and service. Product revenue includes the sale of equipment and software, and revenue earned from installation, training, and warranty services. Product revenue from sales made directly to end customers is recognized upon installation or customer acceptance, depending on the contract, or upon shipment if no installation is required by Creo. Service revenue results from customer support agreements entered into in connection with new product sales, renewals of such support agreements, and billings for service for time and materials provided to customers without support agreements. Service revenue is recognized over the term of the contract or when services are provided. Consumables revenue is from the sale of printing plates, proofing paper and ink, and other prepress consumables to our customers. Revenue from consumables is recognized upon shipment.

We operate internationally with a substantial portion of our business conducted in local currencies. Accordingly, our results are affected by exchange rate fluctuations of the U.S. dollar relative to the euro and other European currencies, the Canadian dollar, the Japanese yen, the Israeli shekel, and to a lesser extent other foreign currencies. We use currency hedging instruments to reduce the volatility in certain forecasted cash flows arising from changes in currency exchange rates.

We sell and support the majority of our products through both direct and indirect sales channels, with the exception of our OEM products that are sold, distributed, and supported by our OEM partners. In each market we aim to optimize the sales channel for the products sold through that channel with the characteristics of the market. We use our direct sales organization in the largest markets for sale of most of our products. The direct approach is an effective distribution method for the majority of our CTP systems as it allows our specifically trained sales force to sell the competitive differentiation of our solutions. Accordingly, in the Americas, approximately 80% of our sales are made through direct channels, while approximately 60% of our sales are through direct channels in EMEA and nearly 70% in the Asia-Pacific region. We successfully employ indirect channels, including dealers and distributors, in the smaller markets and for lower cost or lower volume products. We intend to continue expanding partnerships and indirect channels around the world.

Our core markets in the graphic arts industry include commercial and publications printers, newspaper publishers, packaging printers and converters, digital printers, and creative professionals.

This MD&A, which includes a review of the operations and the financial condition of Creo, is intended to assist in the understanding and assessment of significant trends, risks and uncertainties related to the results of operations for Creo, as well as with the MD&A and the consolidated financial statements and notes included in Creo’s annual report for the year ended September 30, 2004, which is available at www.creo.com/investors or from Creo directly.

This MD&A contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 with respect to Creo and the operations of each economic segment based on assumptions, which Creo considers reasonable at the time they were prepared. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Creo cautions the reader that the assumptions regarding future events, many of which are beyond the control of Creo, may ultimately prove to be incorrect.

As described in the risk factors section under the caption “Information Regarding Forward-looking Statements” and elsewhere in our annual report for the fiscal year ended September 30, 2004, and which are incorporated herein by reference, numerous factors could cause our results to differ materially from those in the forward-looking statements, including, amongst others: (1) the announcement of the transaction to enter into an arrangement agreement with Eastman Kodak Company on January 31, 2005 may disrupt some of our customer or supplier relationships which may adversely affect future results; (2) new markets and product introductions do not proceed as planned and may adversely affect future revenues; (3) technological changes or changes in the competitive environment may adversely affect the products, market share, revenues or margins of the business; and (4) changes in general economic, financial or business conditions may adversely affect the business or the markets in which it operates. We do not assume any obligation to update the forward-looking information contained in this report.

RESULTS FROM OPERATIONS

The following comparative figures have been adjusted for:

•	a retroactive restatement for adoption of new accounting policy regarding asset retirement obligations

•	reclassifications to conform with the basis of presentation adopted in the current period. Effective October 1, 2004, we have changed our classification of freight expenses, freight recoveries, and sales incentive expenses in the statement of operations from recording these items in sales and marketing expenses to revenues and cost of sales. This change was adopted in order to harmonize with U.S. GAAP and has been applied on a retroactive basis. The impact of this reclassification to the first quarter of fiscal 2004 does not impact net earnings.

	As Reported	As reclassified
	Three months ended December 31
(in thousands of U.S. dollars)	2003	2003
Product	$97,439	$97,878
Service	44,056	44,089
Consumables	13,435	13,321

	154,930	155,288

Cost of sales	87,100	88,469
Gross profit	67,830	66,819
Gross margin	43.8%	43.0%
Sales and marketing	27,686	26,675
General and administration	15,620	15,639
Net earnings	12,326	12,314

The following comparison is based on the financial results for the first quarter of fiscal 2005 ended December 31, 2004 compared to the financial results for the first quarter of fiscal 2004 ended December 31, 2003, as reported under Canadian generally accepted accounting principles (“GAAP”).

Net earnings

For the first quarter of 2005, Creo recorded net earnings of $5.9 million or 10 cents per diluted share. Net earnings have been reduced by 3 cents per diluted share of restructuring costs and intangible asset amortization which has been offset by a higher than usual financial gain from the impact of foreign currency on non-U.S. dollar denominated net monetary assets. This compares to net earnings of $12.3 million or 24 cents per diluted share in the first quarter a year ago. Compared to the first quarter of 2004 and excluding the one-time gain of 17 cents per diluted share on the sale of an investment in that quarter, net earnings in the first quarter of 2005 improved by $2.3 million due to increased revenue and the resulting higher gross profit, and the gain on non-U.S. dollar denominated net monetary assets.

Revenue by category

	Three months ended December 31
(in thousands of U.S. dollars)	2004	2003	Change
Product	$100,310	$97,878	2.5%
Service	46,404	44,089	5.3%
Consumables	27,850	13,321	109.1%

	174,564	155,288	12.4%

Percentage of total revenue

	Three months ended December 31
	2004	2003
Product	57.4%	63.0%
Service	26.6%	28.4%
Consumables	16.0%	8.6%

In the first quarter of 2005, total revenue increased significantly compared to the first quarter of 2004 and represents the highest quarterly revenue in the company’s history.

We saw increased product revenue in the Americas and Asia-Pacific, while product revenue remained stable in our OEM and Other segment. EMEA’s increase in product revenue was due mainly to currency appreciation. Overall, currency appreciation, net of hedging activities, of the euro, and to a lesser extent the Japanese yen, accounted for approximately 4.3% of the growth.

Service revenue increased compared to the prior year due mainly to the strength of the euro compared to the U.S. dollar.

We continue to report significant increases in consumables revenue resulting from the execution of our digital media strategy which has contributed to most of the revenue growth compared to the prior year. This quarter we saw particularly high adoption rates for our plates in EMEA and the Americas and more than doubled consumables revenue compared to the first quarter of 2004. Digital plates accounted for over two-thirds of consumables revenue in the first quarter of 2005 and continue to be our single largest growth area.

Revenue by economic segment

Compared to the first quarter of 2004, all economic segments, except OEM and Other, reported year-on-year gains this quarter. Results were particularly strong in the Americas and Asia-Pacific due in part to increased consumables revenue from plates. As expected the OEM and Other segment reported lower revenue this quarter due to reduced orders in the digital printing business from Xerox Corporation.

	Three months ended December 31
(in thousands of U.S. dollars)	2004	2003	Change
Americas	$58,693	$51,525	13.9%
EMEA	69,379	60,140	15.4%
Asia-Pacific	24,448	20,709	18.1%
OEM and Other	22,044	22,914	(3.8)

	174,564	155,288	12.4%

Percentage of total revenue

	Three months ended December 31
	2004	2003
Americas	33.6%	33.2%
EMEA	39.8%	38.7%
Asia-Pacific	14.0%	13.3%
OEM and Other	12.6%	14.8%

Our Americas region reported improved results in the first quarter of 2005 due mainly to higher consumables sales as well as a modest improvement in product sales.

Our EMEA region reported increased revenue this quarter as a result of the strengthened euro and strong growth in consumables sales compared to the same quarter in the prior year.

Improved revenue in our Asia-Pacific region, including Japan, was driven primarily by strong product and thermal consumables sales in Asia-Pacific. Revenue in Japan in the first quarter of 2005 was stable with the prior year’s quarter.

Our OEM and Other segment reported slightly lower revenue from of the digital printing business from Xerox compared the same quarter in the prior year. This was offset partially by higher than usual revenue from other OEM customers.

Gross margin

	Three months ended December 31
(in thousands of U.S. dollars)	2004	2003	Change
Gross profit	$70,947	$66,819	6.2%
Gross margin	40.6%	43.0%	(24.0) b.p.

* b.p. = basis points

In the first quarter of 2005, gross profit increased at a slower rate than revenue due to lower gross margin compared to the same quarter in the prior year. A shift in revenue mix with the increase in plate revenue, and to a lesser extent, lower equipment margins contributed to the decline in gross margin this quarter.

Equipment margins this quarter were affected by factors including pricing pressure on CTP equipment, particularly in EMEA, a higher proportion of third-party products with lower margins, and higher manufacturing costs due to the strengthened Canadian dollar. Service margins this quarter improved as result of our cost reduction activities.

In fiscal 2005, we expect increasing utilization of our digital plate production facilities, together with the comprehensive cost reduction activities we announced in October 2004 will positively influence our gross margin through the fiscal year. Countervailing trends include pricing pressures and unfavorable increases in the Canadian dollar, which could have a negative impact on margins. We expect that as plate revenue becomes a more significant portion of our business, our overall gross margin will shift to reflect the lower gross margins of consumables revenue. We expect gross margin to range between 39% and 42% for the balance of fiscal 2005, with improvement at the end of the year as reductions in service and manufacturing costs are fully realized. We intend to continue to control overall expenses in order to realize the target of 8% earnings before tax in the fourth quarter of 2005. We expect digital plate margins to increase in fiscal 2005 and to reach 35% or more during fiscal 2006.

Total operating expenses

	Three months ended December 31
(in thousands of U.S. dollars)	2004	2003	Change
Research and development, net	$19,393	$20,145	(3.7)%
Sales and marketing	26,404	26,675	(1.0)%
General and administration	18,411	15,639	17.7%
Other income	(2,685)	(815)	*
Other charges	2,102	709	*

	63,625	62,353	2.0%

* not meaningful

Percentage of total revenue

	Three months ended December 31
	2004	2003
Research and development, net	11.1%	13.0%
Sales and marketing	15.1%	17.2%
General and administration	10.6%	10.1%
Other income	*	*
Other charges	1.2%	*

Total operating expenses	36.4%	40.2%

* not meaningful

In the first quarter of 2005, total operating expenses were stable with the prior year’s quarter despite approximately $2.0 million in currency impact, net of hedging activities, from the appreciation of the Canadian dollar, Japanese yen, euro and Israeli shekel compared to the U.S. dollar. As a percentage of revenue, total operating expenses, declined by 380 basis points compared to the prior year’s quarter.

Net research and development expenses declined in the quarter due to our focus to control material expenses. In the first quarter of 2005, net research and development expenses were below 12% of total revenue.

Sales and marketing expenses decreased as severances incurred for the reorganization of EMEA’s sales organization in the first quarter of 2004 did not recur in the comparable quarter in 2005. This was partially offset by higher commission expenses in the Americas.

General and administrative expenses rose mainly due to one-time expenses relating to the special committee’s activities in response to the dissident shareholder action and their ongoing review of strategic alternatives for increasing shareholder value as well as increased bad debt expense, primarily in EMEA. Our bad debt expense levels continue to be in a similar range to levels in the last two years.

In the first quarter of 2005, other income increased compared to the prior year’s first quarter primarily due a higher than usual financial gain from the impact of foreign currency rate improvements on net monetary assets of $2.4 million compared to $0.4 million in the same quarter in the prior year. This gain was due to higher foreign exchange gains on Canadian dollar net monetary assets, and to a lesser extent, Japanese yen-based net monetary assets.

Other charges

	Three months ended December 31
(in thousands of U.S. dollars)	2004	2003
Restructuring	$1,293	$--
Intangible asset amortization	809	709

	2,102	709

Restructuring costs in the first quarter of 2005 of $1.3 million relate to retention-based severances for employees affected by the transition of sales head office from Boston to Vancouver announced in August 2004.

Intangible asset amortization is a non-cash charge that relates primarily to the intellectual property acquired from ScenicSoft Inc. in the first quarter of 2003 and HiT Internet Technologies SpA in the first quarter of 2004.

Income taxes

In the first quarter of 2005, a higher tax expense of $1.4 million was due to higher pretax earnings of $7.3 million in the first quarter of 2005 compared to pretax earnings of $4.5 million, before the gain on the sale of investments, for the same quarter last year. The tax rate of 19.5% in the first quarter of 2005 is consistent with the effective tax rate of 19.6% on pretax earnings before the gain on the sale of an investment for the same quarter last year.

Creo has operations in many countries, and small fluctuations in the effective tax rates are normal as the mix of taxable income in each jurisdiction may vary quarter to quarter, thereby affecting the overall effective tax rate.

LIQUIDITY AND CAPITAL RESOURCES

	Three months ended December 31
(in thousands of U.S. dollars)	2004	2003
Net cash provided by (used in)
Operations	$(5,449)	$8,092
Investing	(6,904)	228
Financing	15,072	1,608

As of December 31, 2004, our primary source of liquidity is current cash and cash equivalents and our cash and cash equivalents balance was $86.5 million.

Cash used by operations for the three months ended December 31, 2004 was $5.4 million due to operating profitability of $9.7 million offset by net cash outflows of $15.2 million from operating assets and liabilities. The cash outflow from operating assets is due to a significant increase in accounts receivable as a result of higher revenue, increased inventory levels due to the ramp-up of our plate business, and the timing of vendor and restructuring payments.

Cash outflow from investing increased due to higher capital expenditures compared to the same quarter in the prior year. In addition to the regular operational capital expenditures in the first quarter of 2005, approximately $1.6 million was spent on the West Virginia manufacturing plant expansion project and $0.7 million relates to loaner processor equipment for thermal consumables.

Cash inflow from financing increased significantly compared to the prior year’s quarter as a result of employees exercising stock options during the quarter.

We expect that our cash levels are sufficient to fund our current business model, fund capital expenditures and meet customer commitments for the next 12 months. Should revenues and cash flows be materially lower than expected we will take action to reduce expenses, capital expenditures and investments or draw on our lines of credit in order to meet cash requirements. We may seek additional external financing (which may include debt, convertible debt and/or equity financings) should the need arise to fund general corporate purchase, investments or potential acquisitions.

Uses of liquidity

Our cash requirements for the next 12 months are primarily to fund:

•	operations;

•	research and development;

•	capital expenditures, particularly to further our digital media strategy;

•	long-term liability payments;

•	acquisitions; and

•	restructuring activities.

Sources of liquidity

We have a $40.0 million 364-day-committed working capital facility maturing on May 27, 2005. As of December 31, 2004, $2.2 million of the facility has been utilized to support various letters of credit. The working capital facility is secured by mortgages over our real estate assets in British Columbia and a floating charge on working capital in North America. There have been no direct borrowings under this facility. We also have various other uncommitted facilities aggregating approximately $5.3 million of which $2.6 million has been utilized to support various letters of credit.

Share capital

As at December 31, 2004, Creo had 56,765,966 common shares and 6,857,881 stock options outstanding. The share capital used to calculate the earnings per share amounts is as follows:

	Three months ended December 31
(in thousands of U.S. dollars, except per share amounts)	2004	2003
Diluted - Canadian GAAP
Net earnings	$5,897,000	$12,314,000
Basic shares outstanding	55,996,491	49,952,469
Plus: dilutive securities	1,909,339	1,366,045

Dilutive shares outstanding	57,905,830	51,318,514
Basic earnings per share	$0.11	$0.25

Diluted earnings per share	$0.10	$0.24

	Three months ended December 31
(in thousands of U.S. dollars, except per share amounts)	2004	2003
Diluted - U.S. GAAP
Net earnings	$5,728,000	$11,927,000
Basic shares outstanding	55,996,491	49,952,469
Plus: dilutive securities	1,909,339	1,366,045

Dilutive shares outstanding	57,905,830	51,318,514
Basic earnings per share	$0.10	$0.24

Diluted earnings per share	$0.10	$0.23

Subsequent event

Subsequent to the quarter end on January 31, 2005, we announced that Creo had entered into an arrangement agreement to be acquired by Eastman Kodak Company. The acquisition is to be completed by way of a statutory plan of arrangement under which Kodak will acquire all of the issued and outstanding common shares of Creo at a cash price of $16.50 per share or approximately $980 million. The boards of directors of Kodak and Creo have approved the proposed transaction, subject to the satisfaction of certain conditions, including shareholder approval and receipt of customary regulatory and court approvals. Creo shareholders will be entitled to consider and vote upon the proposed transaction at the rescheduled annual and special meeting of shareholders to be held on March 29, 2005.

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)	December 31 2004	September 30 2004
	(unaudited)	(unaudited)
	(restated - note 2)
Assets
Current assets
Cash and cash equivalents	$86,461	$82,565
Accounts receivable	152,315	138,358
Other receivables	36,953	25,819
Inventories	119,162	111,745
Income taxes receivable	4,551	4,147
Future income taxes	15,830	16,171

	415,272	378,805
Capital assets, net	123,827	121,080
Intangible assets, net	9,186	9,995
Goodwill	14,190	14,190
Other assets	40,217	33,655
Future income taxes	25,368	22,260

	$628,060	$579,985

Liabilities
Current liabilities
Accounts payable	$48,903	$49,546
Accrued and other liabilities	86,861	82,524
Future income taxes	2,257	320
Deferred revenue and credits	70,775	58,673

	208,796	191,063
Long-term liabilities	14,084	13,099
Future income taxes	6,378	6,202

	229,258	210,364

Shareholders' Equity

Share capital	762,919	747,847
Contributed surplus	2,704	2,225
Cumulative translation adjustment	29,350	21,617
Deficit	(396,171)	(402,068)

Total shareholders' equity	398,802	369,621

	$628,060	$579,985

See the Notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

	Three months ended December 31
(in thousands of U.S. dollars, except per share amounts)	2004	2003
	(unaudited)	(unaudited)
	(restated - note 2)
Revenue
Product	$100,310	$97,878
Service	46,404	44,089
Consumables	27,850	13,321

	174,564	155,288
Cost of sales	103,617	88,469

Gross profit	70,947	66,819

Research and development, net	19,393	20,145
Sales and marketing	26,404	26,675
General and administration	18,411	15,639
Other income	(2,685)	(815)
Restructuring	1,293	--
Intangible asset amortization	809	709

	63,625	62,353
Earnings before undernoted items	7,322	4,466
Gain on sale of investment	--	8,723
Income tax expense	(1,425)	(875)

Net earnings	$5,897	$12,314

Earnings per common share
Basic	$0.11	$0.25

Diluted	$0.10	$0.24

Deficit, beginning of period	$(402,068)	$(413,450)
Net earnings	5,897	12,314

Deficit, end of period	$(396,171)	$(401,136)

See the Notes to the Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOW

	Three months ended December 31
(in thousands of U.S. dollars)	2004	2003
	(unaudited)	(unaudited)
	(restated - note 2)
Cash provided by (used in) operations:
Net earnings	$5,897	$12,314
Items not affecting cash:
Amortization	6,641	5,321
Stock compensation expense	111	--
Gain on sale of investment	--	(8,723)
Restructuring	--	--
Equity loss	--	--
Future income taxes	661	(1,788)
Other	(3,406)	478

	9,724	7,602

Changes in operating assets and liabilities:
Accounts receivable	(7,769)	(127)
Other receivables	(3,286)	(2,961)
Inventories	(4,857)	(1,898)
Accounts payable	(1,674)	6,964
Accrued and other liabilities	(3,601)	(1,897)
Income taxes	(3,228)	(2,091)
Deferred revenue and credits	9,242	3,000

	(15,173)	490

	(5,449)	8,092
Cash provided by (used in) investing:
Purchase of intangible assets	--	(1,890)
Repayment of promissory note	--	(4,000)
Acquisition, net of cash acquired	--	(12,243)
Purchase of capital assets	(6,875)	(3,723)
Proceeds from sale of capital assets	--	76
Proceeds from sale of investment	--	22,074
Other	(29)	(66)

	(6,904)	228

Cash provided by financing:
Proceeds from shares issued	15,072	1,561
Increase in long-term liabilities	--	47

	15,072	1,608

Foreign exchange gain on cash and cash equivalents held in foreign currency	1,177	944

Increase in cash and cash equivalents	3,896	10,872
Cash and cash equivalents, beginning of period	82,565	59,021

Cash and cash equivalents, end of period	$86,461	$69,893

Supplementary information:
Taxes paid	$469	$1,670
Interest paid	(246)	(644)
Non-cash transactions:
Convertible note issued for acquisition	--	717

See the Notes to the Consolidated Financial Statements

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, except per share amounts)

1.	Basis of presentation

The unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), on a basis consistent with the company’s audited consolidated financial statements for the year ended September 30, 2004, except, as stated in Note 2, and that they do not contain all note disclosures necessary for annual financial statements.

The accompanying unaudited interim financial statements, in the opinion of management, reflect all adjustments (which include reclassifications and normal recurring adjustments), necessary for a fair presentation of the results for the interim periods presented.

The unaudited interim consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and notes for the year ended September 30, 2004 included in the company’s 2004 annual report. Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

2.	Changes in accounting policies

Effective October 1, 2004, the company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3110, “Asset Retirement Obligations” which addresses the recognition and measurement of liabilities for obligations associated with the retirement of capital assets. Legal obligations to retire tangible long-lived assets are recorded at their fair values at the time of acquisition with a corresponding increase in asset value. These include assets under operating leases. The liability is accreted over the life of the asset to face value.

As at December 31, 2004, $407 was recorded in capital assets, net and $942 was recorded in long-term liabilities. Net earnings for the quarter ended December 31, 2004 was reduced by $18 as a result of the adoption of this policy.

The change in accounting policy has been applied retroactively. As a result, the comparative periods have been restated. As at September 30, 2004, capital assets, net increased by $427, future income taxes increased by $188, long-term liabilities increased by $933 and deficit increased by $318. For the quarter ended December 31, 2003, net earnings decreased by $12.

3.	Stock-based compensation

a) Stock-based compensation expense

The estimated fair value of the stock options issued during the three month period ended December 31, 2004 and 2003 was calculated at the time of grant using the Black-Scholes model with the weighted average assumption for grants as follows:

	Three months ended December 31
	2004	2003
Average fair value per stock option	$5.98	$3.66
Dividend yield	nil	nil
Risk-free interest rate	2.60%	3.61%
Expected stock option life	5 years	5 years
Expected volatility	49.9%	53.1%

The estimated fair value of stock options granted to the company’s employees are amortized to expense using the cliff-vesting method, and resulted in compensation expense of $39 for the three months ended December 31, 2004 (December 31, 2003 – $32).

b) Pro forma disclosure

For stock options granted after fiscal 2002 but prior to fiscal 2004, the following pro forma financial information presents the earnings for the period and basic and diluted earnings per share had the company recognized stock-based compensation using a fair value method.

	Three months ended December 31
	2004	2003
Compensation cost	$479	$1,031
Net earnings
As reported	$5,897	$12,314
Pro forma	$5,418	$11,283
Net earnings per share
Basic
As reported	$0.11	$0.25
Pro forma	$0.10	$0.23
Diluted
As reported	$0.10	$0.24
Pro forma	$0.09	$0.22

4.	Financial instruments

As at December 31, 2004, the company’s net commitment to buy (sell) foreign currencies under forward foreign exchange contracts are as follows:

Buy (sell)	Currency	Notional currency amount	Average exchange
Buy	Israeli shekels	101,500	4.460
Buy	Canadian dollars	66,200	1.254
Sell	Euros	(21,500)	0.807
Sell	Japanese yen	(982,000)	107.870

At December 31, 2004, the deferred gain and loss on hedges of forecasted transactions were $3,148 and $3,190 respectively. For the three months ended December 31, 2004, the impact of the hedging instruments on the income statement was a reduction of revenue of $62 (December 31, 2003 – $nil), a decrease in operating expenses of $979 (December 31, 2003 – $nil) and a decrease in other income of $113 (December 31, 2003 – $511).

5.	Segmented information

The following tables present the company’s results by segment:

	Three months ended December 31
(in thousands of U.S. dollars)	2004	2003
External revenues
Americas	$58,693	$51,525
EMEA	69,379	60,140
Asia-Pacific	24,448	20,709
OEM and Other	22,044	22,914

Total revenue for reportable segments	174,564	155,288

Segment contribution
Americas	10,204	12,043
EMEA	8,078	11,074
Asia-Pacific	7,375	4,863
OEM and Other	(18,918)	(23,620)

Total segment contribution for the period	6,739	4,360

Reconciliation to net earnings
Segment contribution	$6,739	$4,360
Financial income	2,685	815
Other	(2,102)	8,014
Income tax expense	(1,425)	(875)

Net earnings	$5,897	$12,314

6.	Differences between Canadian and United States generally accepted accounting principles (“U.S. GAAP”)

The consolidated financial statements have been prepared in accordance with Canadian GAAP. The principles adopted in these financial statements conform in all material respects with U.S. GAAP except as summarized below. Significant differences between Canadian GAAP and U.S. GAAP would have the following effect on reported net earnings of the company.

	Three months ended December 31
	2004	2003
Net earnings under Canadian GAAP	$5,897	$12,314
Adjustments:
Fair value change of derivative instrument (a)	288	(30)
Stock option compensation (b)	(343)	(357)
Taxes on above adjustments	(114)	--

Net earnings under U.S. GAAP	5,728	11,927
Deficit, beginning of year under U.S. GAAP	(426,720)	(436,621)

Deficit, end of year under U.S. GAAP	$(420,955)	$(424,694)

Earnings per share - basic, U.S. GAAP	$0.10	$0.24

Earnings per share - diluted, U.S. GAAP	$0.10	$0.23

(a) Fair value change of derivative instrument

Under U.S. GAAP, the company is required to account for derivative instruments and associated hedging activities as either assets or liabilities on the balance sheet and measure them at their respective fair value. Gains and losses resulting from changes in fair value are accounted for depending on the use of the derivative and whether it is designated and qualifies for hedge accounting. The cross-currency interest rate swap entered into in relation to the royalty arrangement did not qualify for hedge accounting under U.S. GAAP. As a result, the change in the mark to market valuation is recorded directly to earnings. Under Canadian GAAP, the company had designated the cross-currency interest rate swap as an effective hedge and had accounted for the swap under hedge accounting until September 30, 2003. Effective October 1, 2003, the company adopted CICA Accounting Guideline – Hedging Relationships (“AcG 13”) for Canadian GAAP purposes. As a result, the treatment of the cross-currency interest rate swap is consistent under both Canadian and U.S. GAAP. The gain previously deferred is being amortized under Canadian GAAP over the term of the Israeli shekel liability.

Under U.S. GAAP, the time value of hedging instruments is deemed to be ineffective and is recorded in the income statement. Under Canadian GAAP, the time value is included as part of the deferred gain and loss.

(b) Stock option compensation

Prior to the adoption of Statement of Financial Accounting Standard No. 123 (“SFAS 123”) “Accounting for Stock Based Compensation” on October 1, 2003, the company applied the guidance set out in “Accounting Principles Board Opinion No. 25,” “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations in accounting for its employee stock options. Under APB 25, the intrinsic value of the stock option is expensed and as such no compensation expense is recognized unless the exercise price of the company’s employee stock option is below the market value of the underlying share on the date of grant.

7.	Subsequent event

Subsequent to the quarter end on January 31, 2005, Creo announced that the company had entered into an arrangement agreement to be acquired by Eastman Kodak Company. The acquisition is to be completed by way of a statutory plan of arrangement under which Kodak will acquire all of the issued and outstanding common shares of Creo at a cash price of $16.50 per share or approximately $980 million. The boards of directors of Kodak and Creo have approved the proposed transaction, subject to the satisfaction of certain conditions, including shareholder approval and receipt of customary regulatory and court approvals. Creo shareholders will be entitled to consider and vote upon the proposed transaction at the rescheduled annual and special meeting of shareholders to be held on March 29, 2005.

CORPORATE INFORMATION

Quarterly financial reports

Creo has a fiscal year ended September 30. Tentative dates for the release of Creo’s quarterly results for the balance of fiscal 2005 are:

        Q2 2005: May 4, 2005

        Q3 2005: August 4, 2005

        Q4 2005: November 16, 2005

We electronically file each of our quarterly financial reports with the regulatory authorities in Canada and with the SEC in the U.S. on Form 6-K.

Auditors

KPMG LLP
Vancouver, British Columbia, Canada

Transfer agent and registrar

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1 Canada
T: +1.800.564.6253
F: +1.866.249.7775
E: caregistryinfo@computershare.com
http://www.computershare.com

Investor relations

Creo Investor Relations
3700 Gilmore Way
Burnaby, British Columbia
V5G 4M1, Canada
T: +1.604.451.2700 F: +1.604.437.9891
E: IR@creo.com
http://www.creo.com/investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

Mark Dance, Chief Financial Officer
and Chief Operating Officer

Date: February 10, 2005